SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                Amendment No. 1

                    Under the Securities Exchange Act of 1934

                              Connetics Corporation
                              ---------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                   0002078541
                                 --------------
                                 (CUSIP Number)

                                 Eileen McCarthy
                       One Post Office Square, Suite 3800
                                Boston, MA 02109
                                 (617) 482-8020
                         ------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  May 18, 1998
                         ------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box:.

         Check the following box if a fee is being paid with this statement:. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

                        (Continued on following page(s))

                               Page 1 of 18 Pages

CUSIP No. 0002078541                                13D                                         Page 2 of 18 Pages

-----------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons

       Alta Partners
-----------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b))X
-----------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-----------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       WC
-----------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-----------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

      California
-----------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                                (7)  Sole Voting Power        2,287,163
Beneficially Owned
By Each Reporting
Person With                                                                     (8)  Shared Voting Power      -0-


                                                                                (9)  Sole Dispositive Power   2,287,163


                                                                                (10) Shared Dispositive Power -0-


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,287,163
-----------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-----------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)


                  13.67%

-----------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IA
-----------------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

                                                   Page 2 of 18 Pages

CUSIP No. 0002078541                                13D                                         Page 3 of 18 Pages
-----------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Alta BioPharma Partners, L.P.
-----------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b))X
-----------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-----------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       WC
-----------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-----------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

      Delaware
-----------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                                (7)  Sole Voting Power        1,421,668
Beneficially Owned
By Each Reporting
Person With                                                                     (8)  Shared Voting Power      -0-


                                                                                (9)  Sole Dispositive Power   1,421,668


                                                                                (10) Shared Dispositive Power -0-


  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  1,421,668
-----------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-----------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                 8.5%

-----------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  PN
-----------------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

                                                   Page 3 of 18 Pages

CUSIP No. 0002078541                                             13D                            Page 4 of 18 Pages
-----------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Alta Embarcadero BioPharma, LLC
-----------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b))X
-----------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-----------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

        WC
-----------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-----------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

    Delaware
-----------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                                (7)  Sole Voting Power        53,586
Beneficially Owned
By Each Reporting
Person With                                                                     (8)  Shared Voting Power      -0-



                                                                                (9)  Sole Dispositive Power   53,586



                                                                                (10) Shared Dispositive Power -0-



-----------------------------------------------------------------------------------------------------------------------
  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  53,586
-----------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-----------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                  .32%
-----------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  CO
-----------------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

                                                   Page 4 of 18 Pages

CUSIP No. 0002078541                                             13D                              Page 5 of 18 Pages
-----------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Connetics Partners (Alta Bio), LLC
-----------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b))X
-----------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-----------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

          WC
-----------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-----------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

      Delaware
-----------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                                (7)  Sole Voting Power        811,909
Beneficially Owned
By Each Reporting
Person With                                                                     (8)  Shared Voting Power      -0-


                                                                                (9)  Sole Dispositive Power   811,909


                                                                                (10) Shared Dispositive Power -0-


-----------------------------------------------------------------------------------------------------------------------
  (11)     Aggregate Amount Beneficially Owned By Each Reporting Person

                  811,909
-----------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-----------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                 4.86%

-----------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  CO
-----------------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

                                                   Page 5 of 18 Pages


CUSIP No. 0002078541                                             13D                              Page 6 of 18 Pages
-----------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Alta BioPharma Management, LLC
-----------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b))X
-----------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-----------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       WC
-----------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-----------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       Delaware
-----------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                                (7)  Sole Voting Power        1,421,668
Beneficially Owned
By Each Reporting
Person With                                                                     (8)  Shared Voting Power        865,495


                                                                                (9)  Sole Dispositive Power   1,421,668


                                                                                (10) Shared Dispositive Power   865,495

-----------------------------------------------------------------------------------------------------------------------
  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,287,163
-----------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-----------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                 13.67%

-----------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  CO
-----------------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

                                                   Page 6 of 18 Pages

CUSIP No. 0002078541                                             13D                             Page 7 of 18 Pages
-----------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Alta/Chase BioPharma Management, LLC
-----------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b)X
-----------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-----------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       WC
-----------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-----------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       Delaware
-----------------------------------------------------------------------------------------------------------------------
Number Of Shares                                                                (7)  Sole Voting Power          811,909
Beneficially Owned
By Each Reporting
Person With                                                                     (8)  Shared Voting Power      1,475,254


                                                                                (9)  Sole Dispositive Power     811,909


                                                                                (10) Shared Dispositive Power 1,475,254

-----------------------------------------------------------------------------------------------------------------------
  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,287,163
-----------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-----------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                 13.67%

-----------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  CO
-----------------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

                                                   Page 7 of 18 Pages

CUSIP No. 0002078541                                             13D                              Page 8 of 18 Pages
-----------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Jean Deleage
-----------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b)X
-----------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-----------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       AF
-----------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-----------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       U.S.A.
-----------------------------------------------------------------------------------------------------------------------

Number Of Shares                                                                (7)  Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                                                                     (8)  Shared Voting Power      2,287,163


                                                                                (9)  Sole Dispositive Power   -0-


                                                                                (10) Shared Dispositive Power 2,287,163

-----------------------------------------------------------------------------------------------------------------------
  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                2,287,163

-----------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-----------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                 13.67%

-----------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
-----------------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

                                                   Page 8 of 18 Pages

CUSIP No. 0002078541       13D                                 Page 9 of 18 Pages
-----------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Garrett Gruener
-----------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b)X
-----------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-----------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

          AF
-----------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-----------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

          U.S.A.
-----------------------------------------------------------------------------------------------------------------------

Number Of Shares                                                                (7)  Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                                                                     (8)  Shared Voting Power      2,287,163


                                                                                (9)  Sole Dispositive Power   -0-


                                                                                (10) Shared Dispositive Power 2,287,163

-----------------------------------------------------------------------------------------------------------------------
  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,287,163

-----------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-----------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                 13.67%

-----------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
-----------------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

                                                   Page 9 of 18 Pages

CUSIP No. 0002078541                                             13D                            Page 10 of 18 Pages
-----------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

      Daniel Janney
-----------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b)X
-----------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-----------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       AF
-----------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-----------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       U.S.A.
-----------------------------------------------------------------------------------------------------------------------

Number Of Shares                                                                (7)  Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                                                                     (8)  Shared Voting Power      2,287,163


                                                                                (9)  Sole Dispositive Power   -0-


                                                                                (10) Shared Dispositive Power 2,287,163

-----------------------------------------------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,287,163

-----------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-----------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                 13.67%

-----------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
-----------------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

                                                  Page 10 of 18 Pages

CUSIP No. 0002078541                                             13D                            Page 11 of 18 Pages
-----------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Alix Marduel
-----------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b)X
-----------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-----------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       PF, AF
-----------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-----------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       U.S.A.
-----------------------------------------------------------------------------------------------------------------------

Number Of Shares                                                                (7)  Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                                                                     (8)  Shared Voting Power      2,287,163


                                                                                (9)  Sole Dispositive Power   -0-


                                                                                (10) Shared Dispositive Power 2,287,163

-----------------------------------------------------------------------------------------------------------------------
  (11)   Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,287,163

-----------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-----------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                 13.67%

-----------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
-----------------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

                                                  Page 11 of 18 Pages

CUSIP No. 0002078541                                             13D                            Page 12 of 18 Pages
-----------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Guy Nohra
-----------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b)X
-----------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-----------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

          AF
-----------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-----------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

          U.S.A.
-----------------------------------------------------------------------------------------------------------------------

Number Of Shares                                                                (7)  Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                                                                     (8)  Shared Voting Power      2,287,163


                                                                                (9)  Sole Dispositive Power   -0-


                                                                                (10) Shared Dispositive Power 2,287,163

-----------------------------------------------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,287,163

-----------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-----------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                 13.67%

-----------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
-----------------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

                                                  Page 12 of 18 Pages

CUSIP No. 0002078541                                             13D                            Page 13 of 18 Pages
-----------------------------------------------------------------------------------------------------------------------
  (1) Names of Reporting Persons.  SS or I.R.S. Identification Nos. of Above Persons

       Marino Polestra
-----------------------------------------------------------------------------------------------------------------------
  (2) Check The Appropriate Box If A Member Of A Group                                  (a):
                                                                                        (b)X
-----------------------------------------------------------------------------------------------------------------------
  (3)    SEC Use Only

-----------------------------------------------------------------------------------------------------------------------
  (4)    Source Of Funds*

       AF
-----------------------------------------------------------------------------------------------------------------------
  (5)    Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e):

-----------------------------------------------------------------------------------------------------------------------
  (6)    Citizenship Or Place Of Organization

       U.S.A.
-----------------------------------------------------------------------------------------------------------------------

Number Of Shares                                                                (7)  Sole Voting Power        -0-
Beneficially Owned
By Each Reporting
Person With                                                                     (8)  Shared Voting Power      2,287,163


                                                                                (9)  Sole Dispositive Power   -0-


                                                                                (10) Shared Dispositive Power 2,287,163

-----------------------------------------------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned By Each Reporting Person

                  2,287,163

-----------------------------------------------------------------------------------------------------------------------
  (12)   Check If The Aggregate Amount In Row (11) Excludes Certain Shares*

-----------------------------------------------------------------------------------------------------------------------
  (13)   Percent Of Class Represented By Amount In Row (11)

                 13.67%

-----------------------------------------------------------------------------------------------------------------------
  (14)   Type Of Reporting Person

                  IN
-----------------------------------------------------------------------------------------------------------------------

                                           *SEE INSTRUCTION BEFORE FILLING OUT!

                                                  Page 13 of 18 Pages

Item 1.  Security and Issuer.

                  This Statement on Schedule D relates to the Common Stock, $0.001 par value per share (the "Shares"), of Connetics Corporation, a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3400 West Bossier Road, Palo Alto, California 94303.


Item 2.           Identity and Background.


                  (a) This Statement is filed by Alta BioPharma Partners, L.P., a Delaware limited partnership ("Alta BioPharma"), and Alta Embarcadero BioPharma, LLC, a Delaware limited liability company ("Embarcadero LLC"), and Connetics Partners (Alta Bio), LLC, a Delaware LLC ("Connetics Alta Bio") by virtue of their direct beneficial ownership of Shares, by Alta BioPharma Management Partners, LLC, a Delaware limited liability company ("Alta Management"), by virtue of being the sole general partner of Alta BioPharma, by Alta/Chase BioPharma Management LLC, a Delaware limited liability company (Alta/Chase Management) by virtue of being the sole managing director of Connetics Partners (Alta Bio), LLC and by Alta Partners, a California
corporation ("Alta Partners"), by virtue of being the management advisory company of these entities. Alta BioPharma, Embarcadero LLC, Connetics Alta Bio, Alta Management, Alta/Chase Management and Alta Partners are collectively referred to as the "Reporting Persons." Jean Deleage, Garrett Gruener, Dan Janney, Alix Marduel, Guy Nohra and Marino Polestra (the "Partners") are the managing directors of Alta Management, Alta/Chase Management and officers of Alta Partners. By virtue of the relationships described above and their roles with Alta Partners, each of the Partners may be deemed to control Alta Partners, Alta/Chase Management, Alta Management, and, therefore, may be deemed to possess indirect beneficial ownership of the Shares held by each entity. However, none of the Partners, acting alone, has voting or investment power with respect to the Shares directly beneficially held by the entities and, as a result, the Partners disclaim beneficial ownership of the Shares directly beneficially owned by each entity, except to the extent of their pecuniary interest in each entity. Embarcadero LLC is a side company that makes all investments pro rata to the capital of Alta BioPharma with all allocations made to its members based on paid-in capital. Certain of the Partners are members of Embarcadero LLC and certain members of Embarcadero LLC are affiliates of Alta Partners.


                  (b) The principal executive offices of Alta BioPharma, Embarcadero LLC, Connetics Alta Bio, Alta Management, Alta/Chase Management and Alta Partners, and the business address of each Partner, are located at One Embarcadero Center, Suite 4050, San Francisco, California 94111.

                  (c) Alta Partners provides investment advisory services to venture capital firms. Alta BioPharma, Connetics Alta Bio and Embarcadero LLC's principal business is acting as venture capital investment vehicles. Alta/Chase Management and Alta Management's principal business is acting as managing director of Connetics Alta Bio and Alta BioPharma, respectively. Each of the Partners' principal business is acting as a managing director of Alta Management and Alta/Chase Management and as an officer of Alta Partners.

                  (d) None of the Reporting Persons or, to the knowledge of the Reporting Persons, any of the Partners, has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).


                  (e) During the past five years, none of the Reporting Persons or, to the knowledge of the Reporting Persons, and none of the Partners, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.


                               Page 14 of 18 Pages

                  (f) Alta Partners is a California corporation. Alta BioPharma is a Delaware limited partnership. Embarcadero LLC is a Delaware limited liability corporation. Connetics Alta Bio is a Delaware liability company. Alta Management and Alta/Chase Management are Delaware limited liability companies. Each of the Partners is a citizen of the United States.



Item 3.           Source and Amount of Funds or Other Consideration.

                  The total amount of funds required by Alta BioPharma to acquire the 1,421,668 shares of Common Stock reported in Item 5(a) was $6,575,214.50, the total amount of funds required by Embarcadero LLC to acquire the 53,586 shares of Common Stock reported in Item 5(a) was $247,835.26 and the total amount of funds required by Connetics Alta Bio to acquire the 811,909 shares of Common Stock reported in Item 5(a) was $3,755,079.12. Such funds were provided by each entities' capital available for investment.


Item 4.           Purpose of Transaction.

                  Alta BioPharma, Embarcadero LLC, and Connetics Alta Bio acquired the Common Stock reported in Item 5(c) for investment only. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, market for the Shares, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), each of the Reporting Persons may from time to time purchase the Common Stock, dispose of all or a portion of the Common Stock that it holds, or cease buying or selling Common Stock. Any such additional purchases or sales of the Common Stock may be in open market or privately-negotiated transactions or otherwise.

                  On April 10, 1998, Alta BioPharma, Embarcadero LLC and Connetics Alta Bio entered into a Common Stock Purchase Agreement (the "Common Stock Purchase Agreement") with the Company pursuant to which Alta BioPharma, Embarcadero LLC and Connetics Alta Bio acquired, for an aggregate purchase price of $10,000,003.88, a total of 2,162,163 Shares of Common Stock. The entities also entered into a Registration Rights Agreement.

Item 5.           Interest in Securities of the Issuer.


                  (a) Alta BioPharma is the direct beneficial owner of 1,421,668 shares of Common Stock or approximately 8.5% of the shares deemed outstanding by the Company (16,720,846) as of April 17, 1998. Connetics Alta Bio is the direct beneficial owner of 811,909 shares of Common Stock or approximately 4.86% of the shares deemed outstanding by the Company (16,720,846) as of April 17, 1998. Embarcadero LLC is the direct beneficial owner of 53,586 shares of Common Stock or approximately .32% of the shares deemed outstanding by the Company (16,720,846) as of April 17, 1998.


                  (b) Each entity has the power to direct the disposition of and vote the stock held by it. By virtue of the relationships previously reported under Item 2 of this Statement, Alta Management, Alta/Chase Management and Alta Partners may be deemed to have indirect beneficial ownership of the shares owned by such entities.

                  (c) On April 10, 1998 Alta BioPharma, Connetics Alta Bio, and Embarcadero LLC acquired the Shares described in Item 3 of this Statement in a privately negotiated transaction with the Company for aggregate consideration of $6,325,668, $3,446,846 and $227,489.88, respectively.

                  On May 18,  1998  Alta  BioPharma,  Connetics  Alta  Bio,  and
Embarcadero LLC acquired an additional 53,956 66,645 and 4,399 Shares, respectively, in a privately negotiated transaction with certain shareholders of the Company for aggregate consideration of $249,546.50, $308,233.12 and $20,345.38, respectively.

Except as set forth above, neither the Reporting Persons nor the Partners have effected any transaction in the Shares during the past 60 days.

                              Page 15 of 18 Pages

                  (d) Alta BioPharma, Connetics Alta Bio and Embarcadero LLC each have the right to receive dividends and proceeds from the sale of Common Stock held by it. By virtue of the relationships reported in Item 2 of this Statement. Alta Management, Alta/Chase Management and Alta Partners may be deemed to have the power to direct the receipt of dividends and the proceeds from the sale of the Common Stock held by each entity.

                  (e)      Not Applicable


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  The Connetics Corporation Common Stock Purchase Agreement dated April 10, 1998 and The Connetics Corporation Registration Rights Agreement dated April 10, 1998 are hereby incorporated in its entirety by this reference.

Item 7.           Material to be Filed as Exhibits.

                  Exhibit A:  Joint Filing Statement

                  Exhibit B: Connetics Corporation Common Stock Purchase Agreement dated April 10, 1998, as previously submitted with the Schedule 13D filed April 20, 1998 and incorporated herein by reference.

                  Exhibit C: Connetics Corporation Registration Rights Agreement dated April 10, 1998, as previously submitted with the
                  Schedule 13D filed April 20, 1998 and incorporated herein by reference.

                  Exhibit  D:  Alta  BioPharma   Partners  Limited   Partnership
                  Management Rights Agreement dated April 10, 1998, as previously submitted with the Schedule 13D filed April 20, 1998 and incorporated herein by reference.


                              Page 16 of 18 Pages

Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  May 21, 1998

Alta Partners                               Alta BioPharma Partners, L.P.

By:           /s/ Eileen McCarthy       By:  Alta BioPharma Management, LLC
     -------------------------------         Its General Partner
     Eileen McCarthy, Vice President


Alta BioPharma Management, LLC          By:        /s/ Eileen McCarthy
                                              --------------------------------
                                              Eileen McCarthy, Member

By:           /s/ Eileen McCarthy       Connetics Partners (Alta Bio), LLC
     -------------------------------
     Eileen McCarthy, Member
                                        By:   Alta/Chase BioPharma Management,
Alta/Chase BioPharma Management, LLC           LLC Its Managing Member

By:           /s/ Eileen McCarthy       By:        /s/ Eileen McCarthy
     -------------------------------          --------------------------------
     Eileen McCarthy, Member                  Eileen McCarthy, Member

Alta Embarcadero BioPharma, LLC


By:           /s/ Eileen McCarthy
     -------------------------------
     Eileen McCarthy, Member


         /s/ Jean Deleage                        /s/ Guy Nohra
------------------------------          --------------------------------
Jean Deleage                            Guy Nohra

         /s/ Garrett Gruener                     /s/ Marino Polestra
------------------------------          --------------------------------
Garrett Gruener                         Marino Polestra

         /s/ Daniel Janney                       /s/ Alix Marduel
------------------------------          --------------------------------
Daniel Janney                           Alix Marduel

                               Page 17 of 18 Pages

                                    EXHIBIT A

                             Joint Filing Statement

         We, the  undersigned,  hereby  express our agreement  that the attached
Schedule 13D is filed on behalf of each of us.


Date:  May 21, 1998

Alta Partners                              Alta BioPharma Partners, L.P.

By:          /s/ Eileen McCarthy      By:  Alta BioPharma Management,
    -------------------------------        LLC Its General Partner
    Eileen McCarthy, Vice President

Alta BioPharma Management, LLC             By:           /s/ Eileen McCarthy
                                                -------------------------------
                                                Eileen McCarthy, Member

By:          /s/ Eileen McCarthy      Connetics Partners (Alta Bio), LLC
    -------------------------------
    Eileen McCarthy, Member
                                           By:  Alta/Chase BioPharma Management,
Alta/Chase BioPharma Management, LLC            LLC Its Managing Member

By:          /s/ Eileen McCarthy           By:           /s/ Eileen McCarthy
    ------------------------------             --------------------------------
    Eileen McCarthy, Member                    Eileen McCarthy, Member

Alta Embarcadero BioPharma, LLC


By:          /s/ Eileen McCarthy
    ------------------------------
    Eileen McCarthy, Member


         /s/ Jean Deleage                           /s/ Guy Nohra
------------------------------             --------------------------------
Jean Deleage                               Guy Nohra

         /s/ Garrett Gruener                        /s/ Marino Polestra
------------------------------             --------------------------------
Garrett Gruener                            Marino Polestra

         /s/ Daniel Janney                          /s/ Alix Marduel
------------------------------             --------------------------------
Daniel Janney                              Alix Marduel


                              Page 18 of 18 Pages